Kenneth M. Borow, M.D. President and CEO Encorium Group, Inc. 1275 Drummers Lane Wayne, PA 19087 Office: 610-975-9533 Mobile: 610-299-7855 kborow@encorium.com www.encorium.com

TO:	Nadav Kidron
President and CEO
Oramed Pharmaceuticals, Inc.

FROM:	Kenneth M. Borow, M.D.

DATE:	27 April 2007

RE:	Encorium Proposal to Oramed Pharmaceuticals, Inc.

Encorium is a full service multi-national contract research organization with both clinical and developmental expertise covering an array of disease states and indications. Our breath of experience is far reaching and includes drugs and biologics, pharmacogenomics, gene and stem cell therapies, and medical devices as well as conventional and non-conventional (peptide/proteins/antibodies) new chemical entities. Our trials experience includes efficacy and safety evaluations for all phases of clinical development from Phase I to Phase IV. We have been involved in more than 30 NDAs and multiple European filings over the past 15 years. For many of these programs, beyond the conventional clinical related services, we have also provided preclinical (toxicological, pharmacology, pharmaceutics etc), pharmacokinetic and clinical pharmacology services including biopharmaceutics and subsequent human evaluation studies for a variety of dosage forms and routes of administration. We believe that all of these experiences are directly applicable to Oramed’s insulin program.

With a staff of nearly 300 worldwide, Encorium Group, Inc. is large enough to meet almost any development program needs yet small enough to allow us to provide individualized services to our clients and their programs. Our responsiveness to our client’s needs and our attention to detail are our hallmarks. Collectively, Encorium’s early stage development group has over 100 man/woman years of drug development experience. We believe that our expertise is not characterized by indication but by an intimate and sometimes painful knowledge of the drug approval process itself. While specific indication expertise may be available in the CRO marketplace, expertise on how to make a drug is a rare commodity and much more difficult to find. This is where we at Encorium believe we excel.

Encorium-Oramed Proposal	Page 1	Confidential

5 May 2007

Unlike other CROs, Encorium dedicates a substantial amount of its internal resources and time to assist early stage and small size pharmaceutical/biotechnology companies in their drug or medical device programs. We believe that this makes us unique among our peers. We approach our relationships with smaller organizations as co-development opportunities rather than from the perspective of a conventional service provider although we are flexible and work within the structure our clients’ desire. Our goal is to advance the project to its next development stages whether judged on financial, clinical, scientific, or regulatory progress. To that end many of Encorium's management, including both senior and even lower level employees, have first-hand experience working in or with smaller pharmaceutical/biotech organizations. This experience translates into Encorium having a unique appreciation and understanding of the practical realities and priorities required by these smaller organizations. These priorities are frequently quite different and often in conflict with those of large pharmaceutical organizations. We are not only committed to conducting the requisite human and animal studies necessary for ultimate regulatory and commercial approval but also to further the advancement of the company’s technology and innovation. Encorium’s management team and company-wide drug development expertise can assist a company’s internal management in balancing the need for proof-of-concept programs with scientifically valid and acceptable development studies.

Oramed’s oral delivery technology for insulin is both timely and innovative. Although much of the data generated at this stage in its development cycle is, by necessity, preliminary in nature, it is evident that the technology is both unique and has a reasonable probability of success. Encorium believes that its expertise in drug development and specifically diabetes will be of great benefit to the advancement of Oramed’s technology to the next stages in its development. With respect to Oramed’s specific needs, our experience in clinical trials involving diabetic patients is quite extensive including approximately 15 studies at almost 400 sites worldwide enrolling over 6000 patients. Encorium has completed over 30 Phase I studies in the past 2 years many being conventional safety and dose ranging experiments. These studies were conducted with various therapeutic agents at a variety of clinical centers worldwide. Approximately one-third of these studies were first in man trials for NCEs and many were conducted in support of original IND filings. We also have extensive experience in aiding our smaller clients in their fund raising/commercialization efforts via enhancement of their technical portfolio as well as in presentations and negotiations.

The following is a brief preliminary outline of the services and programs that Encorium can provide to assist in the product development and commercialization activities of Oramed’s oral insulin product. Our intent is to complement the expertise and resources currently available within Oramed with our own. If the need arises, we will assist Oramed in identifying and monitoring external resources in support of the US IND approval.

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5 May 2007

Project and Technical Management

Encorium can assist in the development, implementation, and oversight of a scientifically and regulatory sound strategic project plan for the filing and approval of Oramed’s oral insulin product on a worldwide basis. The current focus is obtaining the required information to open an IND and file this with the FDA. The program will include preliminary studies, costs and timelines. Although it is highly likely that Oramed will be able to progress directly into Phase IIa studies in diabetic patients, standardized dose ranging/safety studies will still have to be performed in these patients. Acceptance by the FDA for this accelerated development strategy will therefore be required. Encorium’s project management and scientific expertise in the areas of biopharmaceutics, clinical pharmacology, and diabetes will aid substantially in the development and acceptance of this strategic development plan. Encorium will assign individual project managers who will provide the necessary scientific and operational oversight to Oramed’s program

Regulatory Filings

Given the preliminary nature of the program to date and its necessary focus on formulation development the available preclinical animal and CMC information, both proprietary and published, will need to be evaluated and appropriate studies performed if necessary. Encorium will use its internal and external resources to assist in generating the necessary studies and documentation suitable for IND and/or European filings. These activities will include CMC, preclinical pharmacology summarization, toxicological evaluations and regulatory support documentation included prior human experience and safety information. The role of Oramed’s “excipients” in the formulation would also have to be clearly identified and documented. Communications and other interactions with the FDA and other regulatory authorities worldwide will be initiated in order to determine the necessary development programs requirements and gain their generalized acceptance.

Pre Clinical Program

Details of the manufacturing and production of preclinical and clinical supplies will be required to support any regulatory filings. Documentation, translation, and summarization may have to be performed in support of the CMC component of the IND. All material will be required to meet US GLP/GMP standards and appropriate audits may have to be performed. The presence of biologically significant excipients will require additional oversight and analysis. Encorium staff has extensive experience in such activities having performed similar services on numerous IND filings in the past. The presence of regional representatives in various European countries will facilitate the organization of this section of the regulatory filings.

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5 May 2007

Formal toxicology studies to US-GLP standards will have to be performed in two animal species. The physical limitations of the dosage form and its components will require an innovative yet scientifically valid program be conducted Encorium has extensive experience in the conduct of such trials. Appropriate internal and external expertise is available to support the preclinical toxicological activities. Identification and oversight of appropriate research facilities, detailed audits, pharmacokinetics and toxicokinetic drug studies, data analysis and report generation etc. will be required.

Clinical Program

To date, extensive information is available on the action of insulin however, oral administration and the use of novel “excipients” may require unique scientific, toxicological, and regulatory support programs. The current clinical experience with the product will need to be summarized and presented in context. Encorium, in conjunction with Oramed, will design, write, and execute the necessary Phase I/II trials not only to gain regulatory approval of the IND but also in order to advance Oramed to the next stages in its fund raising activities. If Oramed so desires, we would be willing to support it in its fund raising activities.

These clinical services will include development of necessary protocols, approvals, site identification/management and analysis/reporting of the necessary studies to support the development of Oramed’s products. Our extensive staff of regional CRAs and medical officers will provide the necessary medical and data oversight. Complete data and facilities audits can be performed if deemed necessary.

Data Management

Encorium has extensive resources in the production, organization, management and data analysis both for individual studies as well as complete submissions. Detailed audits of Encorium and Encorium sponsored studies have been conducted by the majority of our clients as well as by the FDA and European Regulatory authorities. Encorium has the prerequisite document management services to meet any study or regulatory requirement in support of Oramed’s preclinical and clinical activities.

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5 May 2007

Business/Commercial Opportunities

As we discussed, your pharmacologic concepts and proposed indications are highly inventive and innovative. The concept of evening dosing, the need for 3 or 4 times a day dosing or the presence of enhancers may either be considered advantageous or hinder the commercial viability of the product. A detailed market assessment of the product and its proposed use may aid substantially in the company’s fund raising activities. Encorium can perform such analysis including small focus groups of patients and physicians. Encorium will also use it’s extensive range of contacts, both within the investment community as well as at various pharmaceutical companies to aid Oramed in its fund raising/commercialization of its oral delivery technology.

Encorium would like to formalize a relationship with Oramed with the specific goals of filing an IND in the United States and completion of the necessary Phase I/II studies. We at Encorium are committed to seeing that Oramed is successful. To that end, we would like to propose that Encorium be retained to conduct the necessary studies and support services required for a US IND filing for Oramed’s oral insulin program. These services will include all necessary preclinical and clinical (Phase I/II) studies and related support services.

We would like to propose a multi-stage development collaboration. The first Stage of this program will entail establishing the magnitude of the program, its technical issues and subsequent regulatory requirements by performing a detailed analysis/critique of its current status. This analysis will also allow for the generation of an initial development plan including budget estimates, resources and timeline requirements. My senior staff and I will perform this technical analysis and related plan development.

Encorium estimates that the following time will be required to reach the end of Stage I:

Encorium Personnel	Tasks	Estimated Time Required
Dr. John Ziemniak and Possible Outside Consultants for Pertinent Regulatory and Toxicology Issues

Review of oral insulin data available to date

Review of CMC for components of oral insulin

Review of information available in the public

domain on all components of oral insulin

Development of status document

Development of pre-clinical requirements and

selection of GLP facilities

Development of clinical requirements and

selection of study centers

Initiation of discussions with regulatory

authorities

200 hours @ $283/hr

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5 May 2007

Liz Mead	Review of status document Review of pre-clinical requirements Development of clinical requirements and selection of clinical centers Support for regulatory discussions	60 hours @ $283/hr
Dr. Ken Borow

Review of status document

Review of pre-clinical requirements

Development of clinical requirements and

selection of clinical centers

Support for regulatory discussions

Medical oversight and strategic consulting

60 hours @ $450/hr

In order to initiate this first stage, a non-refundable retainer fee of $100,000 is required to cover Encorium’s professional fees as outlined above. These fees are associated with the preparation of a detailed development plan, budget, timeline and review of existing technical information. Pass through expenses will be tracked and billed independently of professional fees are not included as part of the retainer fee. Pass through expenses for travel will conform with Encorium’s usual Sponsor-related policies for travel within and outside of continental United States. Any remainder or unused portion of the retainer fee will be credited to additional future professional services for the oral insulin or other Oramed sponsored programs. Upon completion and acceptance of the initial development plan and budget, additional services will be compensated for with a combination of cash and equity. Details of this compensation arrangement will be determined as the program progresses. The technological expertise, leadership, and commitment to developing oral insulin that Oramed brings are substantial. We at Encorium would like to participate in the co-development of the Oramed’s oral insulin product. I am certain that we can arrive at an innovative and mutually beneficial compensation model. I would like to discuss this or any alternate proposals with you at your earliest convenience.

Sincerely,

/s/ Kenneth M. Borow, M.D.

Kenneth M. Borow, M.D.

The terms and conditions stated herein are agreed and accepted.

_____________________________	___________________	_____________
Name	Title	Date

Encorium-Oramed Proposal	Page 6	Confidential

5 May 2007